February 5, 2007

Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Micros Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2006
Filed September 13, 2006
File No. 000-09993

Dear Mr. Kronforst:

This letter is in response to your correspondence dated January 22, 2007 providing the staff’s comments following its review of the above-referenced filing by MICROS Systems, Inc. (the “Company”).  Set forth below are the staff’s comments, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended June 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Disclosure (Excluding Share-based Compensation Expense), page 36

1.       We believe your non-GAAP operating columnar format may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.  Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.  As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of non-GAAP Financial Measures, Question 8.

In response to the staff’s comment, the Company will eliminate the non-GAAP operating columnar format in future filings.  To the extent that non-GAAP measures are utilized in future filings, they will be presented individually on a narrative basis, and only after the presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP.

As explained in more detail in the response to the staff’s comment in paragraph 2 below, the Company’s presentation of non-GAAP measures also will comply with the other applicable requirements of Item 10(e) of Regulation S-K and with applicable staff guidance.

Mr. Mark Kronforst
February 5, 2007

2.       We also note that your disclosures regarding the non-GAAP presentation here and on page 80 are very limited and do not appear to comply with our non-GAAP guidance.  Please revise your disclosures to provide substantive information related to all of the requirements in 10(e) of Regulation S-K, Section G of SAB 107 and Question 8 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures.  Alternatively, explain to us why you believe that your current disclosures comply with this guidance.  Similar concerns apply to your Form 10-Q for the quarter ended September 30, 2006 and your Form 8-K filed on October 31, 2006.

In future filings, the Company will supplement any presentation of non-GAAP financial measures in narrative format with disclosures designed to comply with applicable regulations and staff guidance.  Specifically, the Company will continue to provide the required reconciliation with respect to any non-GAAP measures that are presented in the filing.  In addition, as noted above, the Company will provide, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP.  The Company also will provide disclosure as required by paragraph (i)(C) and, if applicable, paragraph (i)(D) of Item 10(e) of Regulation S-K and staff guidance, including in connection with information furnished pursuant to Item 2.02 of Form 8-K.  For example, if, in future filings, the Company provides net income adjusted to exclude non-cash share-based compensation expenses recorded in accordance with FAS 123(R), the Company will provide, to the extent applicable at the time of filing, disclosure in the following form:

We believe the inclusion of this non-GAAP measure will be useful to investors because it will enhance the comparability of our results in recent periods to results in periods prior to our adoption of FAS 123(R).  We also believe inclusion of this measure will enhance comparability of our results to results of our competitors, particularly those who did not adopt FAS 123(R) during one or more periods included in their public filings.  In addition, our management uses this measure to evaluate our operating performance and compare our performance to those of our competitors.  Management also uses this measure as a metric to measure performance under our executive compensation program.

The Company notes that non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles.  Instead, they are based on subjective determinations by management designed to supplement our GAAP financial measures.  They are subject to a number of important limitations and should be considered only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Finally, if the Company presents non-GAAP information in future filings, it will remain cognizant of the prohibitions in paragraph (ii) of Item 10(e) of Regulation S-K.

Mr. Mark Kronforst
February 5, 2007

Consolidated Financial Statements – Note 1. Description of Business and Summary of Significant Accounting Policies, Revenue Recognition, page 58

3.       We note that you refer to SAB 104 in discussing revenue recognition for hardware.  Please explain to us how you determined that these revenues are outside the scope of SOP 97-2 and tell us more about why hardware revenue is typically recognized upon shipment.  As part of your response, address the acceptance provisions and their applicability to any hardware provided as part of your arrangements.

Response to Comment #3:

MICROS design, develop, manufacture, market and service software enterprise solutions and hardware products for hospitality and specialty retail industries.

Our main proprietary software is a line of hotel software products and point-of-sale software systems.  We also resell various third party software products.  Our main proprietary hardware is point-of-sale terminals.  We also sell other hardware devices, e.g., printers, cash drawers, handheld order entry terminals and pole displays.  Additionally, we resell various hardware products, including personal computers, servers, printers, network cards and other related computer equipment.

All software products are sold on a stand alone basis and can be used with third party hardware products and do not require our hardware products.  Revenue related to all software products, whether sold stand alone or with our hardware products, is recognized in accordance with SOP 97-2.  As for the hardware products, the related revenue is outside the scope of SOP 97-2 as the software embedded in the hardware, if any, is used solely in connection with the operation of the hardware and is purely incidental to the operation of the hardware product as a whole, and once installed, the embedded software would not be updated for new versions that are subsequently developed.  Therefore, the hardware revenue recognition is outside the scope of SOP 97-2.

Hardware revenue is recognized in accordance with SAB 104 Topic 13.A.3 “Delivery and performance,” when the customer has made a commitment to purchase goods, delivery has occurred, the risk of ownership has passed to the buyer and when the earnings process has been completed.  Hardware revenue is recognized at FOB shipping point when the hardware is provided to a common carrier.  At the time of shipment, we typically have an arrangement, the risk of ownership has passed to the buyer, there is a fixed and determinable price and collectibility is reasonably assured.  If at the time of shipment, we haven’t met the four criteria listed above, revenue recognition is deferred.  Additionally, hardware provided as part of our arrangements does not have any acceptance provisions and the buyer does not have the right of return.

We hereby acknowledge that the Company is responsible for the accuracy and adequacy of the disclosures in the filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark Kronforst
February 5, 2007

Please direct any comments or questions regarding this filing to me at the above address or by telephone at 443-285-8036.

Very truly yours,

MICROS Systems, Inc.

By	/s/ Gary C. Kaufman

Executive Vice President, Finance and Administration, and Chief Financial Officer